On December 20, 2001 a special meeting of shareholders of Viking Large-Cap Value Fund and Viking Small-Cap Value Fund was held. The purpose of the special meeting was to seek approval of a new sub-advisory contract for each fund. The new sub-advisory contract was necessary because Fox Asset Management, the Funds' sub-adviser, completed a merger with Eaton Vance Corp. that caused the old sub-advisory contract to terminate automatically. The new sub-advisory contract is identical to the old sub-advisory contract and has an identical fee structure. The only difference in the new sub-advisory agreement is that Fox Asset Management is now known as Fox Asset Management, LLC, and now operates as a separate subsidiary of Eaton Vance Corp. Under the new sub-advisory contract, the same investment personnel who served the Funds prior to the merger will continue to provide the same services to the Funds after the merger. Ratification of the appointment of Brady, Martz & Associates, P.C. as the Funds' independent accountants was also a purpose of the meeting.